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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        SEPTEMBER
FOR THE MONTH OF _______________________ , 2005



           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)


[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F


FORM 20-F [X] FORM 40-F [ ]


[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934


YES [ ] NO [X]


[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):
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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                                 PERUSAHAAN PERSEROAN (PERSERO)
                                                  PT TELEKOMUNIKASI INDONESIA
                                                --------------------------------
                                                          (REGISTRANT)

DATE     SEPTEMBER 23, 2005                  BY  /s/ Rochiman Sukarno
    ------------------------------              --------------------------------
                                                          (SIGNATURE)

                                                       ROCHIMAN SUKARNO
                                                       HEAD OF INVESTOR RELATION
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                                  PRESS RELEASE
                           --------------------------
                           NO. TEL.300/PR000/UHI/2005

           TELKOM AND INDOSAT AGREE IMPLEMENTATION OF "0" ACCESS CODE

JAKARTA, SEPTEMBER 23, 2005 - We hereby announced that on Friday, September 23, 2005, Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. ("TELKOM") and PT Indonesian Satellite, Tbk ("Indosat") have signed a Fixed-line Interconnection Cooperation Agreement (the "Agreement") to support basic telephone service for local, Domestic Long Distance ("DLD") and International Direct Dialing ("IDD"). The Agreement acts as a transitional stage toward the full implementation of the "01X" access code by April 1, 2010.

The Agreement was signed by Mr. Arwin Rasyid, President Director of TELKOM Indonesia and Mr. Hasnul Suhaemi, President Director of Indosat, which was also attended by a representative from the Ministry of Communication and Information Technology of the Republic of Indonesia. Both President Directors hopes that the Agreement shall benefit both TELKOM and Indosat, as well as their customers and the Indonesian telecommunication industry.

This agreement shall enable TELKOM and Indosat to enhance expansion and growth of subscribers without having to wait for infrastructure development.

The most important aspect of the implementation of this Agreement is the usage of only one "0" access code for domestic long distance dialing, this shall enable the fixed-line customers from both companies to interconnect with each other. Previously, interconnection for DLD can only be delivered from TELKOM.

The Agreement also stated the opening of the IDD interconnection which enable Indosat customer to use TELKOM's TIC-007 for international call.

In business aspect, the Agreement provides the opportunity for both Operators to operate without having to wait for the other operators to finalize the development of its infrastructure. TELKOM can optimize its investment without having to be burdened by up-grading its existing infrastructure.

Technically, the recording system and billing process becomes simpler because TELKOM doesn't have to wait for the completion of the changes in the existing infrastructure. This shall avoid TELKOM from having complication in its call routing pattern. Therefore TELKOM shall be able to maintain its high successful call seizure. In addition, the call scenario becomes simpler by eliminating interconnection barrier in TELKOM's and Indosat's fixed-line element network.



ROCHIMAN SUKARNO
Head of Investor Relations

For further information, please contact:


INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, Tbk
TEL:     62-21-5215109
FAX:     61-21-5220500
EMAIL: investor@telkom.co.id
WEBSITE: www.telkom-indonesia.com